Exhibit 99.3

REE and 10X Capital Merger Announcement Call

February 3, 2021

Operator

Good morning ladies and gentlemen. Thank you for standing by, and welcome to the REE Automotive and 10X Capital Venture Acquisition Corp. Conference Call. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by 10X Capital Venture Acquisition Corp. and may be accessed on the SEC’s website, including the exhibits thereto. In conjunction with today’s discussion, please see the investor presentation furnished as Exhibit 99.1 in 10X’s Form 8-K to follow along and carefully review the disclaimers included therein. Please note that a Q&A session will not be conducted as part of today’s presentation. Also, statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in 10X Capital Venture Acquisition Corp’s Form 8-K filed today and the exhibits thereto.

For more information, please refer to the risks, uncertainties and other factors discussed in 10X Capital Venture Acquisition Corp’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in 10X Capital Venture Acquisition Corp’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

Hosting today’s call are Hans Thomas, Chairman of 10X Capital Venture Acquisition Corp. Daniel Barel, Co-Founder and CEO of REE Automotive, and Hai Aviv, CFO of REE Automotive

And now let me turn it over to Hans.

Hans Thomas, 10X Capital Venture Acquisition

Hello and good morning,

I’m Hans Thomas. I’m the founder of 10X Capital, and I’m the Chairman of our SPAC, 10X Capital Venture Acquisition, which trades on NASDAQ under the symbol VCVC. And I’m joined today by Daniel Barel, Co-Founder and CEO of REE Automotive, a disruptive technology company that is revolutionizing e-Mobility with the development of its REEcorner – the unique scalable and modular solution for next generation Electric Vehicle platforms. In this presentation, you’ll see how REE’s technology and innovative b2b business model are highly differentiated from other companies in the EV space. You’ll also see that REE is gaining market traction with some of the top names in the automotive industry globally, and has received indications of interest from a number of strategic partners.

Before I get into REE, I think it’s worth sharing that the 10X team has a track record of investing in high growth technology companies going back to the 1990s. We have also had several portfolio companies go public recently, including Draft Kings, Palantir, Wish, and Compass Therapeutics. And Members of our team were also early investors in Cruise, an autonomous driving startup which was acquired by GM.

Now since our IPO, we’ve met with dozens of technology companies for our SPAC, including several next generation mobility players. It’s an area we find very interesting thematically, with growing tailwinds from government regulation, the growth of e-commerce and increasingly competitive economics, and our conviction has only increased with the recent announcement coming from the Biden administration in support of EVs. The EV revolution is clearly happening today, and we believe that REE is firmly on its way to establishing itself as a leader in the industry.

Let me tell you why...

We believe the future of mobility will center around mission-specific vehicles, where advances in technology will allow vehicles to be tailor made to their use cases. So if an e-commerce company, needs one kind of delivery van for the wide streets of Los Angeles, and a narrower one for the tight streets of New York, Hong Kong or Mumbai, or they need cold storage for grocery deliveries, there’s a REE for that.

REE’s technology is ideal for mission-specific EVs in all shapes and sizes, and the company has already used this technology to build electric vehicle platforms ranging from class 1 all the way through class 6, which means as small as short- range delivery vehicles or autonomous passenger vehicles on one end of the spectrum, up to as large as a long-range delivery truck or a mid-size shuttle bus on the other end.

This is all made possible by REE’s groundbreaking x-by-wire technology. That means drive by wire, brake by wire, and steer by wire, independently on every single wheel.

Their technology lets REE and its partners build vehicle platforms in multiple sizes, for multiple mission-specific use cases, at a fraction of the cost, in a fraction of the time, and it allows REE’s customers to enjoy substantially lower total cost of ownership, which is a key driver in commercial and fleet applications.

It also allows tremendous flexibility. REE-based vehicles can be powered by batteries or fuel cells and operated by human or autonomous drivers. REE’s technology and business model are completely agnostic to how the industry develops, which is a key differentiator.

Now underlying REE’s award-winning disruptive technology is an extensive portfolio of intellectual property, encompassing both engineering and design, with over 60 patents to date.

So the technology is impressive, but we’re more impressed with the traction REE is gaining with many of the auto industry’s global leaders, including Toyota’s Truck Arm, Hino, Musashi which is a Honda subsidiary, Mahindra, Mitsubishi Corporation, and many more. These companies have committed to REE’s technology platform in the form of signed MOUs and strategic collaborations, which provide visibility to significant revenue growth which Daniel will tell you more about.

So let’s talk about the transaction.

10X has $201M in the SPAC trust, and we have raised an additional $300M in an upsized, oversubscribed, fully committed PIPE transaction. Long-term strategic investors in the PIPE include Koch Strategic Platforms, Mahindra & Mahindra and Magna International. Between the trust and the PIPE, we are targeting delivering over $500M in gross proceeds, and because all of REE’s shareholders are rolling over 100% of their equity, all of that capital will go directly to the company, and is expected to fully fund the business model through cash flow positive.

So before I turn it over to Daniel, I’d like to leave you with a few key takeaways that illustrate why we feel REE is so well positioned to lead in the coming years.

●	First, the team: REE has assembled a world-class group of engineers and designers that is creating a truly unique offering in the EV space

●	Second, the technology: REE is revolutionizing e-Mobility with the development of its REEcorner – it’s a unique scalable and modular solution that solves major industry challenges and truly enables next generation EV platforms of all shapes, sizes and missions

●	Third, the Total Addressable Market: this huge range of vehicles which can be built on top of REE corners enables a huge TAM. And this due to the modularity of the technology as well as REE’s horizontal B2B business model. The goal is for REE to be like Intel Inside, the same way that Intel chips power the lion’s share of computers, REEs corners and controls are uniquely positioned to be integrated in a wide range of EVs

●	Fourth, REE is gaining traction globally with leading industry players, which combined with the tech, is creating a significant competitive moat

●	And finally, REE’s technology and their business model are universal and agnostic. No matter which path the industry takes, in terms of power sources or who’s driving, REE is making it happen. This is a key differentiator, and positions REE as an excellent risk adjusted opportunity to capture the growth of the mobility space more broadly.

I would also encourage all of you to visit the company’s website at www.ree.auto and watch REE’s detailed product videos to get a better perspective of the technology and how it works in the real world.

With that, I’d like to hand it over to REE’s Co-Founder and Chief Executive Officer, Daniel Barel.

Daniel, REE Automotive

Thank you, Hans. This is a very exciting transaction for REE and we look forward to working with Hans and his team.

First, let me tell you how we got here. When I started REE almost eight years ago, together with my co-founder and CTO, Ahishay Sardes, we were inspired by what we identified as a significant void in the market. Everybody was talking about the future of mobility, and yet we were still building cars the same way as we have for the past century. While the process of building cars was evolving, we believed it evolved incrementally and has not yet leapfrogged. For example, suspension is a hundred-year-old concept. Steering has barely changed; braking through the friction between two surfaces emanated from carts pulled by horses. It's ancient.

As we see today, new electric vehicles are being built in a similar manner, where the major difference in internal combustion vehicles is that the ICE engine has been replaced by an electric motor. The rest of the assembly process is essentially unchanged. All of the components are still placed between the wheels, either under the hood or under the trunk.

This significantly limits modularity and we see this as the problem, mainly because every time we would want to make a change to the wheel-base in order to create a slightly different vehicle, we would trigger a ripple effect throughout the production cycle, typically forcing a massive platform re-design at an incredible cost. This is the main reason behind the market segmentation from class 1 to class 8. The great news is that our REE platforms are designed to solve this challenge and more.

Very early in our development we understood that if we want our technology and our approach to be a true e-Mobility cornerstone for the next century, we need to be future-proof. In other words, we need to be agnostic to major current and future market trends such as vehicle size and design, power source and driver.

We have developed technology, that we call the REEcorner, that integrates critical vehicle components - such as steering, braking, suspension, powertrain and control - into the arch of the wheel.

Our technology is highly disruptive, positioning us to become the cornerstone of the next generation electric and autonomous vehicles. Our technology sets us apart as we believe we are the only truly horizontal player in the market today. Due to our unique approach, we are positioned to capture significant share in this large total addressable market.

Integrating critical vehicle components into the arch of the wheel also results in the flattest, lowest, most modular EV platform in the industry, providing a competitive value proposition to new electric and legacy OEMs, logistics companies and service providers.

Vehicles powered by REE are flatter and lower, allowing them to carry more batteries or fuel cells, as well as more packages, than vehicles built on conventional electric or internal combustion architecture. Being agnostic to power-source, we do not have to bet on whether the EV industry is going to work on batteries or fuel cells.

We are also agnostic to the driver Mode. Since it is all controlled by our x-by-wire technology, the REEcorner can be driven either autonomously or manually.

We're the only company in the industry today offering EV platforms powered by proprietary full x-by-wire technology on a single wheel. That means we control the steering, braking and propulsion, all by wire, all on a single wheel assembly with no mechanical connection between our corners.

Our groundbreaking in-house x-by-wire technology enables lower total cost of ownership through fast REEcorner replacement in under an hour, over the air updates and hardware upgrades. REE’s data harvesting capabilities can be used to further reduce TCO via intelligent preventative maintenance features.

Now, if you refer to page 11 in the deck, you’d be able to see that REE is uniquely positioned as a true horizontally integrated player, providing a full system solution across most market segments in Class 1 to Class 6 vehicles. REE’s focus on the corner architecture allows it to complete and not compete with other vertically integrated OEMs, mobility, and logistic players, by allowing them to concentrate on their core service offerings and get to the market faster and at a fraction of the cost.

In addition, REE embraces traditional Tier 1 suppliers and their global manufacturing capacity, instead of directly competing with them.

REE targets commercial and Mobility-as-a-Service markets, enabling them to build mission-specific vehicles as part of the shift towards electrification and autonomy. The shift is driven by the growth in e-commerce, government regulations on carbon emissions and public policy, as well as newly developed mobility concepts which require complete freedom of design for the build-out of any size or shape of electric or autonomous vehicle – from Class 1 through 6.

For OEMs, incorporating REEcorner technology into their EV product portfolios enables fast and efficient entry into EV markets. Mobility service providers can leverage REEcorner technology to build mission-specific EVs based on their exact needs and specifications, while no longer being constrained to purely “off-the- shelf” offerings.

Our partners are excited about our technology, which is scalable and modular, enabling us to dramatically drive down the time and cost of development.

Additionally, we are completely agnostic to vehicle size, meaning customers can have our platform at almost any width, length or height they may want for a vehicle, allowing us to create far more platforms than any competitor. This is a critical differentiator from our partners.

This modularity can represent billions of dollars of value to an OEM. They will have the ability to create and scale their offering, through accommodating more and more mission-specific vehicles tailored to market needs faster and at a fraction of the cost.

Customers can create a spec sheet using REEcorners and EV platforms faster than with any of our peers. We know that OEMs are all about differentiation, and REEcorners provide them with the cornerstone to build their services and solutions while concentrating on power source, driver and connectivity.

Another key factor that differentiates REE is our unique CapEx-light manufacturing model, which will utilize globally located integration centers, which creates scalable and agile unit economics. REE will utilize manufacturing capacity via a secured and exclusive global network of Tier 1 partners in over 30 countries, with point-of-sale assembly.

We also announced a cooperation with Hino, Toyota’s truck arm, back in 2019 on the FlatFormer concept and recently we announced a strategic MOU with Mahindra - one of the oldest EV players in the market, who first built EVs back in 1999 - for the future delivery of a quarter million units.

Our ability to partner with leading players is key to our ability to disrupt the e- Mobility industry by bringing our technology to market globally and at a cost- efficient structure, together with our partners such as American Axle, KYB, Maxion, Musashi and others.

And with that, let me turn it over to our Chief Financial Officer, Hai Aviv.

Hai Aviv, REE Automotive

Thank you Daniel.

Let me touch on a couple of financial metrics.

Today we have a diverse and advanced pipeline representing indications of interest from various strategic partners totaling $19.1 billion through 2026, of which $5.1 billon is signed MOUs. We expect that our CapEx-light production capacity will reach 40,000 EV platforms by the end of 2021, with a goal of ramping to approximately 600,000 EV platforms by the end of 2026. Needless to say, we are energized by the compelling opportunity we see in the marketplace.

We are excited by the multi-segment structure of the indications of interest we have received to date from light and mid commercial vehicles through delivery vans and trucks to mobility as a service and autonomous delivery programs.

With that, let me give it back to Daniel for closing comments.

Daniel, REE Automotive

Thank you Hai. As you may see on slide 16, REE has meaningful advantages having made great progress formulating a unique business model and fortifying partnerships with leading automotive players that will allow us to leverage existing production lines. It’s clear that the world’s EV adoption rate is accelerating dramatically and REE is well-positioned to capitalize on the tremendous opportunities of this trillion-dollar market.

In closing, REE is extremely well positioned to capture a large share of the global e- mobility market given its unique competitive advantages that include:

●	REE’s proprietary integrated corner module making production very scalable;

●	the benefits REE derives from being agnostic to size, power, and driver;

●	REE ability to maintain a competitive edge given its access to critical data & its focus on having a cap ex light model which should help control costs;

●	All of these advantages along with REE’s fully horizontal integration gives us an opportunity for the largest TAM - we aim to have the entire market by completing and not competing;

●	We believe our significant head start as well as our unique CapEx light model, will place us in a leadership market position in the EV and AV space.

We look forward to updating the investment community on our progress. I want to thank you all for your time today and interest in REE.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 25, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X SPAC.